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... REPORT

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-43400

RECEIVED FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BULLARO SECURITIES, CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway Street
(No. and Street)

ASTORIA, NEW YORK 11103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAL BULLARO 718-204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BALLO + Co
(Name – *if individual, state last, first, middle name*)

67 Hudson Street New York 10013
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VP 3-18-02

OATH OR AFFIRMATION

I, SAL BULLARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BULLARO SECURITIES CORP, as of February 23, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF QUEENS

THOMAS BULLARO
Notary Public, State of New York
No. 01BU5516500
Qualified in Queens County
Commission Expires July 31, 2002

SWORN TO BEFORE ME THIS 23 DAY OF Feb 2002

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLARO SECURITIES, CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
YEAR ENDED DECEMBER 31, 2001

BULLARO SECURITIES, CORP.
YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

BALLO & CO.
Certified Public Accountant
67 Hudson Street
New York, NY 10013
212-406-1640

INDEPENDENT AUDITOR'S REPORT

We have conducted the annual audit of Bullaro Securities, Corp. for 2001 and examined the following statements and schedules:

1. Statement of Financial Condition;
2. Statement of Income (Loss) and Change in Retained Earnings;
3. Statement of Cash Flows;
4. Computation of Net Capital;
5. Reconciliation of the Audited Computation of Net Capital and the Broker-Dealer's Unaudited Computation;
6. Supplemental Report Describing Any Material Inadequacies; and
7. Records Availability

Our examination was made in accordance with auditing standards generally accepted in the United States of America and with the audit requirements prescribed by the Securities and Exchange Commission and, accordingly, included such tests of the accounting records and such auditing procedures as we considered necessary in the circumstances.

In our opinion, the attached statements and schedules present fairly the financial position of Bullaro Securities, Corp. on December 31, 2001 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

We have not included a computation for Determination of the Reserve Requirements (Rule 15c 3-3) nor any information relating to possession or control requirements (Rule 15c 3-3). Bullaro Securities, Corp. has an agreement clearing all of its customer transactions through Wexford Clearing Services, Corp. (S.E.C. #8-48636) on a fully disclosed basis. Therefore, it is exempt from the above requirements under paragraph K-2 (ii) of the exemptive provision.

Year-end results for 2001 are prepared on a trade-date basis as were interim monthly and quarterly results.

The management of Bullaro Securities, Corp. is responsible for establishing and maintaining a system of internal accounting control practices and procedures. The objectives of a system and the practices and procedures are to provide management reasonable, but not absolute, assurance that the assets for which Bullaro Securities, Corp. has responsibility for are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the accepted accounting principles.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Accordingly, we do not express an opinion on the system of internal accounting control of Bullaro Securities, Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Based on our study, we believe that Bullaro Securities, Corp. practices and procedures were adequate to meet the Securities and Exchange Commission's rules and regulations.



Ballo & Co.

New York, NY
Date: 2/23/2002

BULLARO SECURITIES, CORP.
Statement of Financial Condition
December 31, 2001

Assets:		
Current Assets:		
Cash	$	203,292
Subscription Receivable		29,300
Total Current Assets		232,592
Non-Current Assets:		
Bonds ($25,000 face, 12%, due 7/1/2012)		34,440
Other Assets:		
Due from Officer		238,533
Total Assets	$	505,565
Liabilities and Owner's Equity:		
Current Liabilities:		
Accounts Payable	$	766
Total Liabilities:		766
Owner's Equity:		
Common Stock		250,000
Paid in Capital		319,536
Retained Earnings		(64,737)
Total Owner's Equity		504,799
Total Liabilities and Owner's Equity	$	505,565

BULLARO SECURITIES, CORP.
Statement of Income (Loss) and Changes in Retained Earnings
For the Year Ended December 31, 2001

Revenue:		
Commission Income	$	125,729
Firm Trading Account		1,690
Dividend & Interest Income		2,166
Total Income		129,585
Expenses:		
Salary and Fringes		7,200
Clearing Charges		53,213
Communications		10,218
Dues and Fees		4,136
Office Expense		5,113
Taxes		3,371
Legal and Accounting		2,000
Postage and Deliveries		528
Miscellaneous		692
Interest Expense		207
Rental Expense		12,967
Data Transmission		9,600
Total Expenses		109,245
Net Income (Loss)		20,340
Retained Earnings, 12/31/2000		(85,077)
Retained Earnings, 12/31/2001	$	(64,737)

BULLARO SECURITIES, CORP.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2001

Cash Flows from operating activities:		
Net proceeds from sales/purchases of securities and inventory	$	127,419
Receipts of interest and dividend		2,166
Cash paid to employees and vendors		(114,532)
Net cash used by operating activities		15,053
Cash flows from investing activities:		
Purchased of Bond		(34,440)
Cash flows from financing activities		0
Net increase (decrease) in cash		(19,387)
Cash, beginning		222,679
Cash, ending	$	203,292
Net Income (Loss)	$	20,340
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable and accrued expenses		(5,287)
Net cash provided by operating activities	$	15,053

BULLARO SECURITIES, CORP.
AS OF DECEMBER 31, 2001

SUPPORTING SCHEDULES

Assets:		
Cash Operating Account	$	203,292
Subscription Receivable		29,300
Bonds		34,440
Due from Officer		238,533
Total Assets	$	505,565
Current Liabilities:		
Accounts Payable	$	766
Stockholder's Equity:		
Capital Stock	$	250,000
Paid-in Capital		319,536
Retained Earnings		(64,737)
Stockholder's Equity	$	504,799

BULLARO SECURITIES, CORP.
Computation of Net Capital
December 31, 2001

Net Worth, December 31, 2001		$	504,799
Less:	Non-Allowable Assets		272,973
	Haircuts		0
	Unrealized gain (loss)		0
	Options		0
Net Capital, December 31, 2001		$	231,826
Required Net Capital (Minimum)		$	100,000

Reconciliation of the Audited Computation of Net
Capital and the Broker-Dealer's Unaudited Computation

No material differences existed between the two computations.

Supplemental Report Describing Any Material Inadequacies

No material inadequacies have been found to exist.

Records Availability

The statement of Financial Condition as of December 31, 2001 of Bullaro Securities, Corp. is available for examination at the office of the corporation (25-19 Steinway Street, Astoria, New York 11103) and at the regional office of the Commission (233 Broadway, New York, New York 10279).